FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                          For the month of April, 2007

                           Commission File No. 1-08346

                                 TDK CORPORATION
                 (Translation of registrant's name into English)

            13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


Form 20-F        x               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes                              No              x


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                        TDK Corporation

                                       (Registrant)





April 19, 2007
                                        BY: /s/ Michinori Katayama
                                            Michinori Katayama
                                            Senior Vice President
                                            General Manager
                                            Corporate Communications Department
                                            Administration Group







Imation Contact:

Brad Allen
Investor Relations and Corporate Communications
Imation Corp.
651-704-5818

bdallen@imation.com

TDK Contact:

Nobuyuki Koike
Corporate Communications Dept.
TDK corporation
Tel: (+81)-3-5201-7102

E-mail; pr@mb1.tdk.co.jp

  Imation and TDK Agree to Imation's Acquisition of TDK Brand Recording Media
                  Business for $300 Million in Stock and Cash
            TDK to Take Approximately 17% Ownership Stake in Imation
                       Seat on Imation Board of Directors
           Transaction Expected To Close in Calendar 3rd Quarter 2007

Tokyo, Japan & Oakdale, Minnesota April 19, 2007 Imation Corp. (NYSE:IMN) and TDK (NYSE:TDK) announced today that they have reached a definitive agreement under which Imation will acquire TDK brand world wide recording media business and use of the TDK brand name for recording media products, for $300 million in a combination of Imation common stock and cash with potential for payment of up to an additional $70 million based on future financial performance of the acquired business. TDK will retain its R&D, manufacturing and OEM business. The boards of directors of both companies have approved the transaction.

Highlights of the proposed transaction include the following:

- Imation will acquire TDK brand recording media business and use of TDK brand name for current and future recording media products including magnetic tape, optical media, flash media and accessories.

- At closing, TDK will receive approximately $280 million in Imation common stock, representing approximately 17 percent of shares outstanding, and $20 million in cash subject to certain conditions. This transaction will make TDK the largest shareholder of Imation and TDK will have the right to nominate a representative to serve on the Imation Board of Directors. By agreement, TDK's ownership stake will not exceed 22 percent of Imation common stock on a fully diluted basis.


                                    - more -

- TDK brand recording media business operates globally, with major operations in Europe, Japan, the United States, and Asia. A number of TDK brand recording media employees are expected to transfer to Imation upon close. The transaction is expected to close in the third calendar quarter of 2007, subject to customary closing conditions

- TDK will continue R&D and manufacturing operations for recording media products including audio, video and data storage tape, and Blu-ray optical discs. TDK will supply Imation as well as its other OEM customers.

- The transaction includes a Supply Agreement providing uninterrupted and continuing supply of TDK brand products to the market.

Frank Russomanno, Imation president and CEO said: "With this transaction
Imation expands our portfolio of brands and builds on our four pillars of storage. Imation is bringing the well known TDK brand into our growing portfolio of strong consumer brands as well as adding the highly respected TDK brand recording media products to our commercial and consumer product portfolio."

"We continue to build on our solid legacy, our global footprint, broad product portfolio, deep technology capability and global distribution, where we have operational and strategic synergies. Imation and TDK have established the foundation for a long-term strategic relationship that potentially allows the two companies to collaborate in other areas of mutual interest and benefit," Russomanno concluded.

Takehiro Kamigama, TDK President said: "Powerful brands are important as consumers trust their critical information to these products. TDK and Imation can develop an ideal cooperation by complementing each others strengths in terms of regions, product and technology. The combination of the powerful TDK brand and the global brand and product management capabilities of Imation is the right strategy to take full advantage of these trends, compete effectively, meet evolving market demand and profitably grow the business."

"In this era of 'digital convergence'-- where communication technologies become more powerful and the Internet is ubiquitous -- recordable media products which meet the demand for capacity, convenience and mobility must anticipate the emerging needs of consumers to enable them to 'live the digital lifestyle.'
This transaction positions the TDK brand to continue to meet consumers' needs into the future," Kamigama concluded.

Additional Information and Where to Find It

Additional information about Imation and this transaction is available at www.Imation.com. Additional information about TDK is available at http://www.tdk.co.jp/tetop01/index.htm.

                                    - more -

About Imation Corp.

Imation Corp. is the only company in the world solely focused on the development, manufacture and supply of removable data storage products spanning the four pillars of magnetic, optical, flash and removable hard disk storage. With more than 50 years of data storage leadership beginning with the development of the world's first computer tape, Imation proudly marked its tenth anniversary as an independent company during 2006. In addition to the Imation brand, Imation Corp.'s global brand portfolio includes the Memorex brand, one of the most widely recognized names in the consumer electronics industry, famous for the slogan, "Is it live or is it Memorex?" Additional information about Imation is available at www.Imation.com or by calling 1-888-466-3456. Imation, the Imation logo, Memorex, and "Is it live or is it Memorex?" are trademarks of Imation Corp. and its subsidiaries. All other trademarks are the property of their respective owners.

About TDK Corporation

TDK Corporation (NYSE: TDK) is a leading global electronics company based in Japan. It was established in 1935 to commercialize "ferrite," a key material in electronics and magnetics. TDK's current product line includes ferrite materials, electronic components, wireless computer networking products, magnetic heads for HDD, and advanced digital recording media. Net sales in FY March 2006 were ca. US $6.8 billion. For more information about TDK, please visit http://www.tdk.co.jp/tetop01/index.htm


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